Exhibit 99.1

News Release
TSX, NYSE: NTR

February 18, 2026 – all amounts are in US dollars, except as otherwise noted

Nutrien Reports Full-Year 2025 Results and Provides 2026 Guidance

•	Full-year results demonstrate strong execution of our strategic plan and progress towards 2026 performance targets.

•	2026 guidance reflects growth in upstream fertilizer sales volumes from our North American plants, higher Retail earnings, and a disciplined and consistent approach to capital allocation.

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its fourth quarter 2025 results, with net earnings of $0.58 billion ($1.18 diluted net earnings per share). Fourth quarter 2025 adjusted EBITDA1 was $1.28 billion and adjusted net earnings per share1 was $0.83.

“2025 was a defining year for our Company, with exceptional performance across all our operating segments and a reduction in cost and capital expenditures that surpassed our targets. Alongside delivering structural free cash flow growth, we took decisive actions to optimize our portfolio, strengthen our balance sheet and increase cash returns to shareholders,” commented Ken Seitz, Nutrien’s President and CEO.

“As we move into 2026, our priorities remain unchanged and we expect to build on our momentum supported by strong potash market fundamentals, an improved Nitrogen margin profile, and higher Retail earnings. I am excited about Nutrien’s extraordinary potential as we continue to position the Company for long-term growth and resilience,” added Mr. Seitz.

Highlights2:

•

Generated net earnings of $2.30 billion and adjusted EBITDA of $6.05 billion for the full year of 2025. Adjusted EBITDA increased due to higher fertilizer net selling prices, record upstream fertilizer sales volumes and higher Retail earnings.

•

Generated strong free cash flow in 2025 and approximately $900 million in gross proceeds from asset divestiture proceeds since the fourth quarter of 2024, enabling a reduction in adjusted net debt and a 30 percent increase in total cash returns to shareholders.[3]

•

Retail adjusted EBITDA increased to $1.74 billion in 2025 due to lower operating expenses from our cost savings initiatives, stronger proprietary products gross margin and disciplined execution of our Brazil margin improvement plan. We continue to simplify our business and deliver earnings growth through proven organic initiatives.

•

Potash adjusted EBITDA increased to $2.25 billion in 2025 due to higher net selling prices and record sales volumes, supported by strong potash affordability and underlying consumption growth in key offshore markets. We mined 49 percent of our potash ore tonnes using automation, further strengthening our low-cost advantage.

•

Nitrogen adjusted EBITDA increased to $2.15 billion in 2025 due to higher net selling prices. Total ammonia production increased in 2025, supported by a four-percentage-point improvement in ammonia operating rate[4] as we advanced reliability initiatives across our North American plants and completed low-cost debottlenecks at Redwater and Geismar.

•

We repurchased approximately 2 percent of our shares outstanding in 2025 for a total of $551 million. Nutrien’s Board of Directors approved a 1 percent increase in the quarterly dividend to $0.55 per share and approved the purchase of up to 5 percent of outstanding common shares over a twelve-month period through a normal course issuer bid (“NCIB”). The NCIB is subject to acceptance by the Toronto Stock Exchange.

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section. All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

2 Our discussion of highlights set out on this page is a comparison of the results for the twelve months ended December 31, 2025 to the results for the twelve months ended December 31, 2024, unless otherwise noted.

3 Cash used for dividends and share repurchases.

4 Excludes Trinidad and Joffre.

Update on Strategic Actions:

We continue to take actions to simplify our portfolio and focus on core assets to enhance earnings quality and free cash flow.

•

On December 10, 2025, we completed the sale of our 50 percent equity interest in Profertil S.A. (“Profertil”) for approximately $0.6 billion. Since initiating portfolio actions in the fourth quarter of 2024, Nutrien has generated approximately $900 million in gross proceeds, enhancing capital efficiency and portfolio resilience while strengthening the balance sheet and increasing cash returns to shareholders.

•	We are progressing as planned with the review of strategic alternatives for our Phosphate business and intend to solidify the optimal path in 2026.

•

We continue to assess options for our Trinidad Nitrogen facility, and consistent with our approach of reviewing non-core assets, we ceased production at our New Madrid Nitrogen upgrade facility at year-end 2025. Our Trinidad and New Madrid plants combined accounted for approximately 1.6 million tonnes of Nitrogen sales volumes in 2025, however contributed marginal free cash flow. These portfolio actions improve the margin profile of our Nitrogen business, allow for greater focus on enhancing our core North American assets, and provide increased stability to consolidated free cash flow.

Market Outlook and Guidance

Agriculture and Retail Markets

•

Higher global grain and oilseed production in 2025 increased stocks-to-use ratios towards historical average levels and led to significant nutrient removal from the soil. Strong demand for food, feed and biofuel uses is expected to drive continued need for higher global crop production and related crop inputs.

•

We expect total US crop acres in 2026 to be consistent with 2025 levels and project corn plantings of 94 to 96 million acres and soybean plantings of 84 to 86 million acres. This acreage outlook, combined with a compressed fertilizer application season in the fall of 2025, is expected to support increased crop input demand in the first half of 2026.

•

In Brazil, soybean production is expected to set another record in 2026, with harvest currently underway, and we anticipate a 3 to 5 percent increase in safrinha corn plantings. Growth in planted area is expected to support crop input demand; however, weaker affordability is expected to result in just-in-time purchases and a continued shift to lower analysis nitrogen and phosphate products.

•	In Australia, improved weather compared to the first half of 2025 is expected to support crop input demand and strong livestock prices to support sales of Retail products and services.

Crop Nutrient Markets

•

Global potash shipments increased to approximately 74.5 million tonnes in 2025, primarily driven by strong demand in Southeast Asia. We expect a fourth consecutive year of growth in 2026, with total global potash shipments ranging between 74 and 77 million tonnes. Demand is supported by the need to replenish soil nutrients following a record crop, favorable relative affordability and low inventory levels in key markets such as China and Brazil. We anticipate relatively tight fundamentals throughout 2026, as trend line demand growth is testing existing global operating and supply chain capabilities.

•

Global nitrogen demand is expected to grow in line with historical rates, driven by increasing use in agricultural growth markets such as Asia and Latin America. Global ammonia markets remain tight due to project delays and plant outages. Global urea markets have strengthened in the first quarter of 2026 due to strong seasonal demand from India, North America and Brazil and geopolitical uncertainties impacting supply.

•

Global phosphate markets eased in the fourth quarter of 2025 due to lower demand related to weaker affordability relative to potash and nitrogen. Phosphate markets have strengthened in the first quarter of 2026 due to Chinese export restrictions and elevated input costs.

Financial and Operational Guidance

•

Retail adjusted EBITDA guidance of $1.75 to $1.95 billion represents continued structural growth in our downstream business consistent with historical rates. The mid-point of our guidance range assumes high-single digit growth in proprietary products gross margins, a mid-single digit increase in our North American crop nutrient sales volumes, improved weather conditions in Australia and cost reduction initiatives across all geographies.

•	Potash sales volume guidance of 14.1 to 14.8 million tonnes is consistent with our global shipment expectation.

•

Nitrogen sales volume guidance of 9.2 to 9.7 million tonnes assumes no production from our Trinidad and New Madrid facility, which accounted for approximately 1.4 million tonnes and 0.2 million tonnes, respectively, in 2025. Nitrogen sales volumes are supported by planned reliability improvements and debottlenecks.

•	Phosphate sales volume guidance of 2.4 to 2.6 million tonnes reflect the benefits of reliability improvement initiatives completed in 2025.

•

Total capital expenditures of $2.0 to $2.1 billion is consistent with 2025 as we continue to optimize capital to sustain safe and reliable operations and to progress a set of targeted growth investments. The total includes approximately $400 million in investing capital focused on proprietary products, network optimization and digital capabilities in Retail, low-cost brownfield expansions and product optimization projects in Nitrogen, and mine automation in Potash.

All guidance numbers, including those noted above, are outlined in the table below. In addition, set forth below are anticipated fertilizer pricing and natural gas price sensitivities relating to adjusted EBITDA (consolidated) and adjusted net earnings per share.

	2026 Guidance ranges[1] as of February 18, 2026

($ billions, except as otherwise noted)	Low	High	2025 Actual

Retail adjusted EBITDA	1.75	1.95	1.74

Potash sales volumes (million tonnes) [2]	14.1	14.8	14.25

Nitrogen sales volumes (million tonnes) [2]	9.2	9.7	10.89

Phosphate sales volumes (million tonnes) [2]	2.4	2.6	2.36

Depreciation and amortization	2.4	2.5	2.4

Finance costs	0.65	0.75	0.7

Effective tax rate on adjusted net earnings (%) [3]	24.0	26.0	24.9

Capital expenditures [4]	2.0	2.1	2.0

1 See the “Forward-Looking Statements” section.

2 Manufactured product only.

3 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

4 Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the “Other Financial Measures” section.

2026 Annual Sensitivities	Effect on1

($ millions, except EPS amounts)	Adjusted EBITDA	Adjusted EPS[4]

$25 per tonne change in potash net selling prices	± 280	± 0.45

$25 per tonne change in ammonia net selling prices [2]	± 35	± 0.05

$25 per tonne change in urea and ESN® net selling prices	± 65	± 0.10

$25 per tonne change in solutions, nitrates and sulfates net selling prices	± 135	± 0.20

$1 per MMBtu change in NYMEX natural gas price [3]	± 180	± 0.30

1 See the “Forward-Looking Statements” section.

2 Excludes Trinidad.

3 Nitrogen related impact.

4 Based on shares outstanding as at December 31, 2025.

Consolidated Results

	Three Months Ended December 31			Twelve Months Ended December 31

($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Sales	5,340	5,079	5	26,885	25,972	4
Gross margin	1,888	1,581	19	8,347	7,530	11
Expenses	967	1,184	(18)	4,611	5,674	(19)
Net earnings	580	118	392	2,297	700	228
Adjusted EBITDA [1]	1,277	1,055	21	6,046	5,355	13
Diluted net earnings per share (dollars) [2]	1.18	0.23	413	4.66	1.36	243
Adjusted net earnings per share (dollars) [1,2]	0.83	0.31	168	4.56	3.47	31

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

Net earnings and adjusted EBITDA increased in the fourth quarter primarily due to higher fertilizer net selling prices and Potash sales volumes, partially offset by lower Nitrogen sales volumes and Retail earnings. For the full year of 2025, net earnings and adjusted EBITDA increased due to higher fertilizer net selling prices, increased upstream fertilizer sales volumes and higher Retail earnings. Net earnings for the fourth quarter of 2025 were positively impacted by the gain on sale of investment related to the disposal of our 50 percent equity ownership in Profertil.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and twelve months ended December 31, 2025 to the results for the three and twelve months ended December 31, 2024, unless otherwise noted.

Retail

	Three Months Ended December 31			Twelve Months Ended December 31

($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Sales	3,144	3,179	(1)	17,620	17,832	(1)
Cost of goods sold	2,167	2,193	(1)	13,017	13,211	(1)
Gross margin	977	986	(1)	4,603	4,621	-
Adjusted EBITDA [1]	311	340	(9)	1,736	1,696	2

1 See Note 2 to the interim financial statements.

•

Retail adjusted EBITDA decreased in the fourth quarter as the prior period benefited from other income items, most notably a $25 million gain on sale of land in Argentina. Adjusted EBITDA increased for the full year of 2025 due to lower operating expenses from our cost savings initiatives, higher proprietary products gross margin and strategic actions related to our Brazil margin improvement plan.

	Three Months Ended December 31				Twelve Months Ended December 31
	Sales		Gross Margin		Sales		Gross Margin

($ millions)	2025	2024	2025	2024	2025	2024	2025	2024
Crop nutrients	1,512	1,528	288	294	7,285	7,211	1,424	1,444
Crop protection products	931	948	324	351	6,105	6,313	1,590	1,622
Seed	162	184	48	52	2,128	2,235	408	431
Services and other	254	228	219	188	944	918	750	716
Merchandise	226	230	39	40	875	897	148	150
Nutrien Financial	82	77	82	77	376	361	376	361
Nutrien Financial elimination [1]	(23)	(16)	(23)	(16)	(93)	(103)	(93)	(103)
Total	3,144	3,179	977	986	17,620	17,832	4,603	4,621

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

•

Crop nutrients sales and gross margin decreased in the fourth quarter of 2025 due to lower sales volumes from a weather-shortened fall application window in the US and reduced demand for phosphate, partially offset by higher proprietary products gross margin. For the full year of 2025, sales increased due to higher selling prices, and gross margin was impacted by product mix shifts in North America and reduced demand in the fourth quarter. International crop nutrient sales volumes were lower in the fourth quarter and full year of 2025 mainly due to strategic actions in South America.

•

Crop protection products sales and gross margin were lower in the fourth quarter and full year of 2025 due to product mix shifts in North America and dry conditions in Australia, partially offset by higher proprietary products gross margin.

•

Seed sales and gross margin decreased in the fourth quarter due to strategic actions in South America. Sales and gross margin were lower for the full year of 2025 due to weather related impacts in the Southern US leading to fewer planted acres which impacted proprietary products gross margin.

Supplemental Data	Three Months Ended December 31				Twelve Months Ended December 31

	Gross Margin		% of Product Line [1]		Gross Margin		% of Product Line [1]
($ millions, except as otherwise noted)	2025	2024	2025	2024	2025	2024	2025	2024
Proprietary products
Crop nutrients	65	60	22	19	450	421	32	29
Crop protection products	43	41	13	11	503	470	32	29
Seed	7	6	18	16	137	154	34	36
Merchandise	4	4	9	9	14	15	9	10
Total	119	111	12	11	1,104	1,060	24	23

1 Represents percentage of proprietary product margins over total product line gross margin.

	Three Months Ended December 31				Twelve Months Ended December 31

	Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (dollars)		Sales Volumes (tonnes - thousands)		Gross Margin / Tonne (dollars)
	2025	2024	2025	2024	2025	2024	2025	2024
Crop nutrients
North America	1,600	1,854	137	125	8,502	8,547	143	142
International	626	716	108	87	3,358	3,715	61	62
Total	2,226	2,570	129	114	11,860	12,262	120	118

(percentages)	December 31, 2025	December 31, 2024
Financial performance measures [1,2]
Cash operating coverage ratio	62	63
Average working capital to sales	22	20
Average working capital to sales excluding Nutrien Financial	1	-
Nutrien Financial adjusted net interest margin	5.4	5.3

1 Rolling four quarters.

2 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

Potash

	Three Months Ended December 31			Twelve Months Ended December 31
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Net sales	736	536	37	3,593	2,989	20
Cost of goods sold	324	309	5	1,581	1,448	9
Gross margin	412	227	81	2,012	1,541	31
Adjusted EBITDA [1]	445	291	53	2,254	1,848	22

1 See Note 2 to the interim financial statements.

•

Potash adjusted EBITDA increased in the fourth quarter and full year of 2025 due to higher net selling prices and higher sales volumes, partially offset by higher provincial mining taxes. Total and offshore sales volumes in 2025 were the highest on record.

Manufactured Product	Three Months Ended December 31		Twelve Months Ended December 31
($ per tonne, except as otherwise noted)	2025	2024	2025	2024
Sales volumes (tonnes - thousands)
North America	726	718	4,638	4,672
Offshore	2,077	2,040	9,615	9,214
Total sales volumes	2,803	2,758	14,253	13,886
Net selling price
North America	305	270	286	285
Offshore	247	168	235	180
Average net selling price	262	194	252	215

Cost of goods sold	115	112	111	104
Gross margin	147	82	141	111

Depreciation and amortization	45	49	46	44

Gross margin excluding depreciation and amortization [1]	192	131	187	155

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes were higher in the fourth quarter and full year of 2025 compared to the same periods in 2024. Higher offshore sales volumes were supported by strong potash affordability and underlying consumption growth in key offshore markets. North America sales volumes in the fourth quarter and full year of 2025 were consistent to the same periods in 2024.

•	Net selling price per tonne increased in the fourth quarter and full year of 2025 due to higher global benchmark prices.

•	Cost of goods sold per tonne increased in the fourth quarter and full year of 2025 primarily due to higher royalties and maintenance costs, with the full year also impacted by higher depreciation.

Supplemental Data	Three Months Ended December 31		Twelve Months Ended December 31
	2025	2024	2025	2024
Production volumes (tonnes – thousands)	3,539	3,369	13,966	14,205

Potash controllable cash cost of product manufactured per tonne [1]	61	59	58	54
Canpotex sales by market (percentage of sales volumes) [2]
Latin America	35	35	39	40
Other Asian markets [3]	26	24	29	28
China	13	16	11	13
India	11	11	6	7
Other markets	15	14	15	12
Total	100	100	100	100

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 See Note 10 to the interim financial statements.

3 All Asian markets except China and India.

Nitrogen

	Three Months Ended December 31				Twelve Months Ended December 31
($ millions, except as otherwise noted)	2025	2024	[1,2]	% Change	2025	2024	[1,2]	% Change
Net sales	1,093	981		11	4,187	3,576		17
Cost of goods sold	682	669		2	2,580	2,374		9
Gross margin	411	312		32	1,607	1,202		34
Adjusted EBITDA [2]	521	471		11	2,147	1,880		14

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA increased in the fourth quarter and the full year of 2025 due to higher net selling prices, partially offset by lower equity earnings from Profertil. Adjusted EBITDA for the full year of 2024 benefitted from insurance recoveries. Total ammonia production increased in 2025, supported by a four-percentage-point improvement in ammonia operating rate as we advanced reliability initiatives across our North American plants and completed low-cost debottlenecks at Redwater and Geismar.

Manufactured Product	Three Months Ended December 31		Twelve Months Ended December 31

($ per tonne, except as otherwise noted)	2025	2024	2025	2024
Sales volumes (tonnes - thousands)
Ammonia	546	701	2,420	2,483
Urea and ESN®	656	888	3,099	3,188
Solutions, nitrates and sulfates	1,373	1,325	5,369	5,023
Total sales volumes	2,575	2,914	10,888	10,694
Net selling price
Ammonia	470	448	422	410
Urea and ESN®	505	403	490	421
Solutions, nitrates and sulfates	272	213	268	221
Average net selling price	373	327	365	324

Cost of goods sold	214	221	219	213
Gross margin	159	106	146	111

Depreciation and amortization	59	58	57	55

Gross margin excluding depreciation and amortization [1]	218	164	203	166

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes decreased in the fourth quarter of 2025 due to the previously announced controlled shutdown of our Trinidad facility on October 23, 2025 and planned turnarounds at our North American operations. Sales volumes increased for the full year of 2025 due to higher production from reliability improvements and low-cost debottlenecks that increased the availability of upgraded products.

•	Net selling price per tonne was higher in the fourth quarter and full year of 2025 for all major nitrogen products due to stronger benchmark prices.

•

Cost of goods sold per tonne decreased in the fourth quarter of 2025 due to a higher percentage of sales coming from our low-cost North American nitrogen plants. For the full year of 2025, cost of goods sold per tonne increased compared to the prior year due to higher natural gas costs, mainly driven by Henry Hub benchmark.

Supplemental Data	Three Months Ended December 31		Twelve Months Ended December 31

	2025	2024	2025	2024
Sales volumes (tonnes – thousands)
Fertilizer	1,545	1,801	6,425	6,259
Industrial and feed	1,030	1,113	4,463	4,435
Production volumes (tonnes – thousands)
Ammonia production – total [1]	1,192	1,451	5,706	5,608
Ammonia production – adjusted [1,2]	1,004	1,041	4,135	3,953
Ammonia operating rate (%) [2]	89	92	92	88
Natural gas costs (dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	3.31	3.56	3.53	3.15
Realized derivative impact [3]	-	0.10	-	0.09
Overall natural gas cost	3.31	3.66	3.53	3.24

1 All figures are provided on a gross production basis in thousands of product tonnes.

2 Excludes Trinidad and Joffre.

3 Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses. Refer to Note 4 to the interim financial statements.

Phosphate

	Three Months Ended December 31			Twelve Months Ended December 31
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Net sales	483	414	17	1,734	1,657	5
Cost of goods sold	430	394	9	1,590	1,510	5
Gross margin	53	20	165	144	147	(2)
Adjusted EBITDA [1]	107	86	24	382	384	(1)

1 See Note 2 to the interim financial statements.

•

Phosphate adjusted EBITDA increased in the fourth quarter of 2025 due to higher net selling prices and sales volumes, partially offset by higher sulfur input costs. Adjusted EBITDA slightly decreased for the full year of 2025 due to higher sulfur input costs and lower sales volumes, partially offset by higher net selling prices.

Manufactured Product	Three Months Ended December 31		Twelve Months Ended December 31

($ per tonne, except as otherwise noted)	2025	2024	2025	2024
Sales volumes (tonnes - thousands)
Fertilizer	468	435	1,646	1,751
Industrial and feed	186	173	717	683
Total sales volumes	654	608	2,363	2,434
Net selling price
Fertilizer	677	615	677	612
Industrial and feed	875	812	835	822
Average net selling price	733	671	725	671

Cost of goods sold	646	631	657	603
Gross margin	87	40	68	68

Depreciation and amortization	112	127	121	119

Gross margin excluding depreciation and amortization [1]	199	167	189	187

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes were higher in the fourth quarter of 2025 due to higher production from reliability improvements and weather-related events that impacted the fourth quarter of 2024 production volumes, partially offset by reduced demand for phosphate. Sales volumes were lower for the full year due to lower production volumes in the first quarter of 2025.

•	Net selling price per tonne increased in the fourth quarter and full year of 2025 due to the strength of fertilizer benchmark prices.

•	Cost of goods sold per tonne increased in the fourth quarter and full year of 2025 primarily due to higher sulfur input costs.

Supplemental Data	Three Months Ended December 31		Twelve Months Ended December 31

	2025	2024	2025	2024
Production volumes (P2O5 tonnes – thousands)	367	319	1,360	1,327
P2O5 operating rate (%)	86	75	80	78

Corporate and Others and Eliminations

	Three Months Ended December 31				Twelve Months Ended December 31
($ millions, except as otherwise noted)	2025	2024	[1,2]	% Change	2025	2024 [1,2]	% Change
Corporate and Others
Gross margin [2]	7	14		(50)	27	21	29
Selling expenses (recovery)	5	8		(38)	(1)	2	n/m
General and administrative expenses	106	126		(16)	392	405	(3)
Share-based compensation expense	44	20		120	163	37	341
Foreign exchange (gain) loss, net of related derivatives	(9)	1		n/m	9	360	(98)
Gain on sale of investment in Profertil [3]	(301)	-		-	(301)	-	-
Other expenses	111	105		6	207	379	(45)
Adjusted EBITDA [2]	(133)	(160)		(17)	(427)	(452)	(6)
Eliminations
Gross margin	28	22		27	(46)	(2)	n/m
Adjusted EBITDA [2]	26	27		(4)	(46)	(1)	n/m

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 See Note 2 to the interim financial statements.

3 See Note 6 to the interim financial statements.

•

Share-based compensation expense was higher in the fourth quarter and full year of 2025 due to an increase in the fair value of our share-based awards. The fair value of our share-based awards takes into consideration several factors, such as our share price movement, our performance relative to our peer group and our return on invested capital.

•

Foreign exchange (gain) loss, net of related derivatives was lower in the full year of 2025 due to a lower loss on foreign currency derivatives in Brazil and lower foreign exchange losses primarily from our South American Retail region.

•	Gain on sale of investment was higher in the fourth quarter and full year of 2025 due to the sale of our 50 percent equity ownership in Profertil.

•	Other expenses was lower in the full year of 2025 as the comparable period of 2024 included a higher expense for asset retirement obligations related to our non-operating sites.

Finance Costs, Income Taxes and Other Comprehensive (Loss) Income

	Three Months Ended December 31			Twelve Months Ended December 31
($ millions, except as otherwise noted)	2025	2024	% Change	2025	2024	% Change
Finance costs	183	195	(6)	687	720	(5)
Income taxes
Income tax expense	158	84	88	752	436	72
Actual effective tax rate including discrete items (%)	22	42	(48)	25	38	(34)
Other comprehensive income (loss)	33	(298)	n/m	224	(234)	n/m

•

Income tax expense increased in the fourth quarter and full year of 2025 mainly due to higher earnings. The decrease in the actual effective tax rate for the three months ended December 31, 2025 is mainly due to the tax impact of the gain on sale of investment in Profertil. The decrease in the actual effective tax rate for the full year of 2025 is mainly due to lower non-recognizable losses in South America compared to the same period in 2024.

•

Other comprehensive income (loss) increased in the fourth quarter and full year of 2025 mainly due to the appreciation of the Australian, Brazilian and Canadian currencies, relative to the US dollar, compared to losses for the same periods in 2024.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2026 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted net earnings and capital expenditures, including the assumptions and expectations stated therein; expectations regarding our capital allocation intentions and strategies including our intentions with respect to our strategic actions, including the review of strategic alternatives for our Phosphate business and the controlled shutdown of our Trinidad Nitrogen facility and options for our Trinidad operations and expectations related thereto, including the expected timing for strategic decisions in respect thereof; our expectations regarding Nutrien’s strategic priorities and our ability to advance and achieve such strategic priorities in 2026 and beyond; expectations regarding various performance targets in 2026 and beyond and our ability to achieve those; capital spending expectations for 2026 and beyond; expectations regarding performance of our operating segments in 2026 and beyond; the expectation that internally generated cash flow, supplemented by available borrowings, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements; expectations regarding payment of dividends and share repurchases; our operating segment market outlooks and our expectations for market conditions and fundamentals, and the anticipated supply and demand for our products and services, including the expected impact of supply availability on global shipments of phosphate fertilizer and the expected impact of affordability on demand, crop input demand, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, farmer crop investment, crop mix, including the need to replenish soil nutrient levels, input costs, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates and the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, operating rates, inventories, crop development and natural gas curtailments; the negotiation of sales contracts; expected grower margins; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to generate free cash flow and deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; growth in crop nutrient sales volumes; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies on the anticipated timeline or at all; increased proprietary products gross margin; successful execution of margin improvement plan in Brazil; a return to historical average crop protection product margin percentages; continued reliability improvements; sustained operating rates in Phosphate and Nitrogen; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, government support, crop development and cost of labor and interest, exchange and effective tax rates; potash demand growth in offshore markets; global economic conditions and the accuracy of our market outlook expectations for 2026 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets; our intention to complete share repurchases under our normal course issuer bid programs, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, capital allocation priorities and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; availability of investment opportunities that align with our strategic priorities and growth strategy; our ability to maintain investment grade ratings and achieve our performance targets; and our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives, results of operations or targets; failure to complete announced and future strategic and asset optimization initiatives, acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality of our business; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including general or retaliatory tariffs, trade restrictions, or other changes to international trade arrangements; the results of our review of strategic alternative for our Phosphate business, including the process and the timing thereof, and whether the review will result in Nutrien undertaking a transaction, including the terms and timing relating thereto, the completion thereof and realizing benefits resulting therefrom; the effects of current and future multinational trade agreements or other developments affecting the level of trade or export restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC.

The purpose of our Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and definitions” section of our 2024 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve farmers. Our vision is to be the leading global agricultural solutions provider, delivering superior shareholder value through safe and sustainable operations. To achieve this vision, our strategy is anchored in three priorities: simplify and focus, operational excellence and a disciplined and intentional approach to capital allocation. This strategy is designed to create low-risk, structural free cash flow growth by leveraging our core competencies and to deliver reliable, growing cash returns to shareholders.

For Further Information:

Investor Contact:

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933-8545 – investors@nutrien.com

Media Contact:

Simon Scott

Vice President, Global Communications

(403) 225-7213 – media@nutrien.com

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at https://www.nutrien.com/investors/interactive-data-tool Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, February 19, 2026 at 10:00 a.m. Eastern Time.

Telephone conference dial-in numbers:

•	From Canada and the US: 1-800-990-2777
•	International: 1-416-855-9085
•	Conference ID: 93473. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/news/events/2025-q4-earnings-conference-call

Non-GAAP Financial Measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on sale of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended December 31		Twelve Months Ended December 31
($ millions)	2025	2024	2025	2024

Net earnings	580	118	2,297	700

Finance costs	183	195	687	720

Income tax expense	158	84	752	436

Depreciation and amortization	567	590	2,369	2,339

EBITDA [1]	1,488	987	6,105	4,195

Adjustments:

Share-based compensation expense	44	20	163	37

Foreign exchange (gain) loss, net of related derivatives	(9)	1	9	360

ARO/ERL related expenses (income) for non-operating sites	9	(1)	2	151

Loss related to financial instruments in Argentina	-	1	-	35

Restructuring costs	46	47	68	47

Impairment of assets	-	-	-	530

Gain on sale of investment in Profertil	(301)	-	(301)	-
Adjusted EBITDA	1,277	1,055	6,046	5,355

1 EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on sale of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended December 31, 2025			Twelve Months Ended December 31, 2025
($ millions, except as otherwise noted)	Increases (Decreases )	Post-Tax	Per Diluted Share	Increases (Decreases	)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		571	1.18			2,267	4.66
Adjustments:
Share-based compensation expense	44	33	0.07	163		123	0.25
Foreign exchange (gain) loss, net of related derivatives	(9)	(8)	(0.02)	9		6	0.03
Restructuring costs	46	41	0.09	68		59	0.12
ARO/ERL related expenses for non-operating sites	9	7	0.01	2		2	-
Gain on sale of investment in Profertil	(301)	(241)	(0.50)	(301)		(241)	(0.50)
Sub-total adjustments	(211)	(168)	(0.35)	(59)		(51)	(0.10)
Adjusted net earnings		403	0.83			2,216	4.56

	Three Months Ended December 31, 2024			Twelve Months Ended December 31, 2024
($ millions, except as otherwise noted)	Increases (Decreases )	Post-Tax	Per Diluted Share	Increases (Decreases	)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		113	0.23			674	1.36
Adjustments:
Share-based compensation expense	20	15	0.03	37		27	0.05
Foreign exchange loss (gain), net of related derivatives	1	(16)	(0.03)	360		346	0.70
Restructuring costs	47	38	0.08	47		38	0.08
Impairment of assets	-	-	-	530		492	1.00
ARO/ERL related (income) expenses for non-operating sites	(1)	(1)	-	151		106	0.21
Loss related to financial instruments in Argentina	1	1	-	35		35	0.07
Sub-total adjustments	68	37	0.08	1,160		1,044	2.11
Adjusted net earnings		150	0.31			1,718	3.47

Effective Tax Rate on Adjusted Net Earnings

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Effective tax rate on adjusted net earnings is calculated as adjusted income tax expense divided by adjusted earnings before income taxes. We use this measure to provide the actual result for a previously disclosed forward-looking effective tax rate on adjusted net earnings guidance.

($ millions, except as otherwise noted)	2025
Earnings before income taxes	3,049
Adjustments [1]	(59)
Adjusted earnings before income taxes	2,990
Income tax expense	752
Adjustments [2]	(8)
Adjusted income tax expense	744
Effective tax rate on adjusted net earnings (%)	24.9

1 Calculated as sum of pre-tax adjustments noted in the Adjusted Net Earnings section.

2 Calculated as difference between the sum of pre-tax and post-tax adjustments noted in the Adjusted Net Earnings section.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended December 31		Twelve Months Ended December 31
($ millions, except as otherwise noted)	2025	2024	2025	2024
Total COGS – Potash	324	309	1,581	1,448
Change in inventory	94	66	(2)	36
Other adjustments [1]	(7)	(7)	(27)	(21)
COPM	411	368	1,552	1,463
Depreciation and amortization in COPM	(157)	(142)	(606)	(581)
Royalties in COPM	(25)	(17)	(93)	(79)
Natural gas costs and carbon taxes in COPM	(12)	(9)	(42)	(36)
Controllable cash COPM	217	200	811	767
Production volumes (tonnes – thousands)	3,539	3,369	13,966	14,205
Potash controllable cash COPM per tonne	61	59	58	54

1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

	Rolling Four Quarters Ended December 31, 2025
($ millions, except as otherwise noted)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Total/Average
Nutrien Financial revenue	70	135	89	82
Deemed interest expense [1]	(29)	(49)	(52)	(47)
Net interest	41	86	37	35	199

Average Nutrien Financial net receivables	2,569	4,645	4,452	3,106	3,693
Nutrien Financial adjusted net interest margin (%)					5.4

	Rolling Four Quarters Ended December 31, 2024
($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total/Average
Nutrien Financial revenue	66	133	85	77
Deemed interest expense [1]	(27)	(50)	(52)	(45)
Net interest	39	83	33	32	187

Average Nutrien Financial net receivables	2,489	4,560	4,318	2,877	3,561
Nutrien Financial adjusted net interest margin (%)					5.3

1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate cash flow.

	Rolling Four Quarters Ended December 31, 2025
($ millions, except as otherwise noted)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Total
Selling expenses	755	948	792	811	3,306
General and administrative expenses	44	44	44	40	172
Other (income) expenses	25	54	40	4	123
Operating expenses	824	1,046	876	855	3,601
Depreciation and amortization in operating expenses	(179)	(172)	(179)	(184)	(714)
Operating expenses excluding depreciation and amortization	645	874	697	671	2,887

Gross margin	686	2,018	922	977	4,603
Depreciation and amortization in cost of goods sold	5	5	5	5	20
Gross margin excluding depreciation and amortization	691	2,023	927	982	4,623
Cash operating coverage ratio (%)					62

	Rolling Four Quarters Ended December 31, 2024

($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Total
Selling expenses	790	1,005	815	808	3,418
General and administrative expenses	52	51	51	37	191
Other expenses (income)	22	41	32	(8)	87
Operating expenses	864	1,097	898	837	3,696
Depreciation and amortization in operating expenses	(190)	(193)	(182)	(186)	(751)
Operating expenses excluding depreciation and amortization	674	904	716	651	2,945

Gross margin	747	2,029	859	986	4,621
Depreciation and amortization in cost of goods sold	4	3	8	5	20
Gross margin excluding depreciation and amortization	751	2,032	867	991	4,641
Cash operating coverage ratio (%)					63

Retail Average Working Capital to Sales and Retail Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling Four Quarters Ended December 31, 2025
($ millions, except as otherwise noted)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Average/Total
Current assets	11,510	11,442	10,823	11,185
Current liabilities	(7,561)	(8,051)	(5,348)	(8,275)
Working capital	3,949	3,391	5,475	2,910	3,931
Nutrien Financial working capital	(2,569)	(4,645)	(4,452)	(3,106)
Working capital excluding Nutrien Financial	1,380	(1,254)	1,023	(196)	238

Sales	3,090	7,959	3,427	3,144	17,620
Nutrien Financial revenue	(70)	(135)	(89)	(82)
Sales excluding Nutrien Financial	3,020	7,824	3,338	3,062	17,244

Average working capital to sales (%)					22
Average working capital to sales excluding Nutrien Financial (%)					1

	Rolling Four Quarters Ended December 31, 2024
($ millions, except as otherwise noted)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Average/Total
Current assets	11,821	11,181	10,559	10,360
Current liabilities	(8,401)	(8,002)	(5,263)	(8,028)
Working capital	3,420	3,179	5,296	2,332	3,557
Nutrien Financial working capital	(2,489)	(4,560)	(4,318)	(2,877)
Working capital excluding Nutrien Financial	931	(1,381)	978	(545)	(4)

Sales	3,308	8,074	3,271	3,179	17,832
Nutrien Financial revenue	(66)	(133)	(85)	(77)
Sales excluding Nutrien Financial	3,242	7,941	3,186	3,102	17,471

Average working capital to sales (%)					20
Average working capital to sales excluding Nutrien Financial (%)					-

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial	As at December 31, 2025							As at December 31, 2024

($ millions)	Current	<31 Days past due	31–90 Days past due	>90 Days past due	Gross receivables	Allowance [1]	Net receivables [2]	Net receivables

North America	1,831	260	110	181	2,382	(50)	2,332	2,178
International	647	82	21	31	781	(7)	774	699
Nutrien Financial receivables	2,478	342	131	212	3,163	(57)	3,106	2,877

1 Bad debt expense on the above receivables for the twelve months ended December 31, 2025 was $46 million, in the Retail segment.

2 In 2025, we assume a debt-to-equity ratio of 9:1 (2024 – 7:1) in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures, if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures exclude capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of cash to shareholders.

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended December 31		Twelve Months Ended December 31

($ millions, except as otherwise noted)	Note	2025	2024	2025	2024
Sales	2, 10	5,340	5,079	26,885	25,972
Freight, transportation and distribution		198	215	936	956
Cost of goods sold		3,254	3,283	17,602	17,486
Gross Margin		1,888	1,581	8,347	7,530
Selling expenses		817	813	3,320	3,435
General and administrative expenses		156	176	600	644
Provincial mining taxes		83	45	372	255
Share-based compensation expense		44	20	163	37
Impairment of assets	3	-	-	-	530
Foreign exchange (gain) loss, net of related derivatives	7	(9)	1	9	360
Gain on sale of investment in Profertil	6	(301)	-	(301)	-
Other expenses	4	177	129	448	413
Earnings Before Finance Costs and Income Taxes		921	397	3,736	1,856
Finance costs		183	195	687	720
Earnings Before Income Taxes		738	202	3,049	1,136
Income tax expense	5	158	84	752	436
Net Earnings		580	118	2,297	700
Attributable to
Equity holders of Nutrien		571	113	2,267	674
Non-controlling interest		9	5	30	26
Net Earnings		580	118	2,297	700

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)
Basic		1.18	0.23	4.66	1.36
Diluted		1.18	0.23	4.66	1.36
Weighted average shares outstanding for basic EPS		483,028,000	492,843,000	486,335,000	494,198,000
Weighted average shares outstanding for diluted EPS		483,234,000	492,930,000	486,518,000	494,365,000

Condensed Consolidated Statements of Comprehensive Income (Loss)

		Three Months Ended December 31		Twelve Months Ended December 31

($ millions, net of related income taxes)		2025	2024	2025	2024
Net Earnings		580	118	2,297	700
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans		6	17	6	17
Net fair value gain (loss) on investments		-	2	(18)	55
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		16	(282)	212	(254)
Other		11	(35)	24	(52)
Other Comprehensive Income (Loss)		33	(298)	224	(234)
Comprehensive Income (Loss)		613	(180)	2,521	466
Attributable to
Equity holders of Nutrien		604	(182)	2,490	443
Non-controlling interest		9	2	31	23
Comprehensive Income (Loss)		613	(180)	2,521	466

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended December 31		Twelve Months Ended December 31

($ millions)	Note	2025	2024	2025	2024
Operating Activities
Net earnings		580	118	2,297	700
Adjustments for:
Depreciation and amortization		567	590	2,369	2,339
Share-based compensation expense		44	20	163	37
Impairment of assets	3	-	-	-	530
Gain on sale of investment in Profertil	6	(301)	-	(301)	-
Provision for deferred income tax		23	16	250	31
Net (undistributed) distributed earnings of equity-accounted investees		(1)	(22)	65	(8)
Loss related to financial instruments in Argentina	4	-	1	-	35
Long-term income tax receivables and payables		(83)	30	(65)	47
Other long-term assets, liabilities and miscellaneous		61	(16)	12	311
Cash from operations before working capital changes		890	737	4,790	4,022
Changes in non-cash operating working capital:
Receivables		2,120	2,170	(128)	(224)
Inventories and prepaid expenses and other current assets		(2,434)	(2,205)	(557)	60
Trade, other payables and accrued liabilities		2,401	2,421	(98)	(323)
Cash Provided by Operating Activities		2,977	3,123	4,007	3,535
Investing Activities
Capital expenditures [1]		(751)	(767)	(2,005)	(2,154)
Business acquisitions, net of cash acquired		(11)	(15)	(23)	(21)
Proceeds from (purchase of) investments, held within three months, net		35	74	(33)	44
Purchase of investments		(1)	-	(94)	(112)
Proceeds from sale of investments	6	416	79	838	138
Net changes in non-cash working capital		61	82	6	27
Other		-	28	(61)	(55)
Cash Used in Investing Activities		(251)	(519)	(1,372)	(2,133)
Financing Activities
Repayment of debt, maturing within three months, net		(1,621)	(1,231)	(696)	(142)
Proceeds from debt	8	-	24	998	1,022
Repayment of debt	8	(527)	(527)	(1,089)	(659)
Repayment of principal portion of lease liabilities		(106)	(102)	(419)	(402)
Dividends paid to Nutrien’s shareholders	9	(263)	(265)	(1,061)	(1,060)
Repurchase of common shares	9	(150)	(134)	(551)	(184)
Issuance of common shares		9	2	38	18
Other		(3)	(6)	(37)	(46)
Cash Used in Financing Activities		(2,661)	(2,239)	(2,817)	(1,453)
Effect of Exchange Rate Changes on Cash and Cash Equivalents		12	(32)	30	(37)
Increase (Decrease) in Cash and Cash Equivalents		77	333	(152)	(88)
Cash and Cash Equivalents – Beginning of Period		624	520	853	941
Cash and Cash Equivalents – End of Period		701	853	701	853
Cash and cash equivalents is composed of:
Cash		566	741	566	741
Short-term investments		135	112	135	112
		701	853	701	853
Supplemental Cash Flows Information
Interest paid		220	244	738	740
Income taxes paid		134	61	335	321
Total cash outflow for leases		144	140	567	558

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended December 31, 2025 of $707 million and $44 million (2024 – $735 million and $32 million), respectively, and for the twelve months ended December 31, 2025 of $1,882 million and $123 million (2024 – $2,025 million and $129 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive (loss) income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of common shares	Share capital	Contributed surplus	(Loss) gain on currency translation of foreign operations	Other	Total AOCI	Retained earnings	Equity holders of Nutrien	Non- controlling interest	Total equity

Balance – December 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	674	674	26	700

Other comprehensive (loss) income	-	-	-	(251)	20	(231)	-	(231)	(3)	(234)

Shares repurchased for cancellation (Note 9)	(3,944,903)	(110)	(20)	-	-	-	(60)	(190)	-	(190)

Dividends declared [1]	-	-	-	-	-	-	(1,063)	(1,063)	-	(1,063)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(33)	(33)

Effect of share-based compensation including issuance of common shares	418,619	20	5	-	-	-	-	25	-	25

Transfer of net gain on sale of investment	-	-	-	-	-	-	7	7	-	7

Transfer of net loss on cash flow hedges	-	-	-	-	29	29	-	29	-	29

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(17)	(17)	17	-	-	-

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	2,267	2,267	30	2,297

Other comprehensive income	-	-	-	211	12	223	-	223	1	224

Shares repurchased for cancellation (Note 9)	(9,829,408)	(275)	(10)	-	-	-	(275)	(560)	-	(560)

Dividends declared [1]	-	-	-	-	-	-	(1,059)	(1,059)	-	(1,059)

Non-controlling interest transactions	-	-	-	-	-	-	1	1	(24)	(23)

Effect of share-based compensation including issuance of common shares	766,195	46	(1)	-	-	-	-	45	-	45

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net gain on cash flow hedges	-	-	-	-	(1)	(1)	-	(1)	-	(1)

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(6)	(6)	6	-	-	-

Other	-	-	-	(3)	-	(3)	3	-	-	-

Balance – December 31, 2025	481,962,233	13,519	57	(329)	-	(329)	12,076	25,323	42	25,365

1 During the twelve months ended December 31, 2025, we declared dividends of $2.18 per share (2024 – $2.16 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at December 31	As at December 31

($ millions)	Note	2025	2024

Assets

Current assets

Cash and cash equivalents		701	853

Receivables	10	5,675	5,390

Inventories		6,977	6,148

Prepaid expenses and other current assets		1,396	1,401

		14,749	13,792

Non-current assets

Property, plant and equipment	3	22,747	22,604

Goodwill	3	12,136	12,043

Intangible assets	3	1,667	1,819

Investments	6	144	698

Other assets		858	884

Total Assets		52,301	51,840

Liabilities

Current liabilities

Short-term debt		873	1,534

Current portion of long-term debt	8	513	1,037

Current portion of lease liabilities		346	356

Trade, other payables and accrued liabilities	10	9,309	9,118

		11,041	12,045

Non-current liabilities

Long-term debt	8	9,350	8,881

Lease liabilities		937	999

Deferred income tax liabilities		3,666	3,539

Pension and other post-retirement benefit liabilities		221	227

Asset retirement obligations and accrued environmental costs		1,468	1,543

Other non-current liabilities		253	164

Total Liabilities		26,936	27,398

Shareholders’ Equity

Share capital	9	13,519	13,748

Contributed surplus		57	68

Accumulated other comprehensive loss		(329)	(515)

Retained earnings		12,076	11,106

Equity holders of Nutrien		25,323	24,407

Non-controlling interest		42	35

Total Shareholders’ Equity		25,365	24,442

Total Liabilities and Shareholders’ Equity		52,301	51,840

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2025

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2024 annual audited consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2024 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2024 figures have been reclassified in Note 2 Segment information and Note 4 Other expenses (income).

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on February 18, 2026.

Note 2 Segment information

We have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, South America and Australia. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. Sales reported under our Corporate and Others segment relates to our non-core businesses. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

In the fourth quarter of 2025, the Chief Operating Decision Maker (“CODM”) reassessed our product groupings and determined that the performance of our Purchase for Resale business should be evaluated as part of the Corporate and Others segment. It had previously been recorded in our Nitrogen segment. The Purchase for Resale business focuses primarily on sales to international customers. Purchased product that remains in upstream is primarily purchases of inventory to satisfy sales contracts that we cannot fulfill with our manufactured products. The CODM concluded this change was appropriate based on the nature and strategic alignment of purchase for resale activities. Comparative amounts for the Corporate and Others and Nitrogen segments were reclassified. As a result of the reclassification, the Corporate and Others segment reflected the following increases and the Nitrogen segment reflected the corresponding decreases for the three and twelve months ended December 31, 2024.

($ millions)	Three Months Ended December 31, 2024	Twelve Months Ended December 31, 2024
Sales	33	173
Gross Margin	1	8
EBITDA	1	4

Unaudited

	Three Months Ended December 31, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,137	686	994	478	45	-	5,340

– intersegment	7	106	246	65	-	(424)	-

Sales – total	3,144	792	1,240	543	45	(424)	5,340

Freight, transportation and distribution [1]	-	56	147	60	(1)	(64)	198

Net sales	3,144	736	1,093	483	46	(360)	5,142

Cost of goods sold	2,167	324	682	430	39	(388)	3,254

Gross margin	977	412	411	53	7	28	1,888

Selling expenses (recovery)	811	2	5	1	5	(7)	817

General and administrative expenses	40	3	4	3	106	-	156

Provincial mining taxes	-	83	-	-	-	-	83

Share-based compensation expense	-	-	-	-	44	-	44

Foreign exchange gain, net of related derivatives	-	-	-	-	(9)	-	(9)

Gain on sale of investment in Profertil	-	-	-	-	(301)	-	(301)

Other expenses	4	6	32	15	111	9	177

Earnings before finance costs and income taxes	122	318	370	34	51	26	921

Depreciation and amortization	189	127	151	73	27	-	567

EBITDA	311	445	521	107	78	26	1,488

Restructuring costs	-	-	-	-	46	-	46

Share-based compensation expense	-	-	-	-	44	-	44

ARO/ERL related expenses for non-operating sites	-	-	-	-	9	-	9

Foreign exchange gain, net of related derivatives	-	-	-	-	(9)	-	(9)

Gain on sale of investment in Profertil	-	-	-	-	(301)	-	(301)

Adjusted EBITDA	311	445	521	107	(133)	26	1,277

1 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Three Months Ended December 31, 2024

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	3,179	522	920	403	55	-	5,079

– intersegment	-	65	223	68	-	(356)	-

Sales – total	3,179	587	1,143	471	55	(356)	5,079

Freight, transportation and distribution [2]	-	51	162	57	1	(56)	215

Net sales	3,179	536	981	414	54	(300)	4,864

Cost of goods sold	2,193	309	669	394	40	(322)	3,283

Gross margin	986	227	312	20	14	22	1,581

Selling expenses (recovery)	808	1	2	1	8	(7)	813

General and administrative expenses	37	2	8	3	126	-	176

Provincial mining taxes	-	45	-	-	-	-	45

Share-based compensation expense	-	-	-	-	20	-	20

Foreign exchange loss, net of related derivatives	-	-	-	-	1	-	1

Other (income) expenses	(8)	22	1	7	105	2	129

Earnings (loss) before finance costs and income taxes	149	157	301	9	(246)	27	397

Depreciation and amortization	191	134	170	77	18	-	590

EBITDA	340	291	471	86	(228)	27	987

Restructuring costs	-	-	-	-	47	-	47

Share-based compensation expense	-	-	-	-	20	-	20

Loss related to financial instruments in Argentina	-	-	-	-	1	-	1

ARO/ERL related income for non-operating sites	-	-	-	-	(1)	-	(1)

Foreign exchange loss, net of related derivatives	-	-	-	-	1	-	1

Adjusted EBITDA	340	291	471	86	(160)	27	1,055

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Twelve Months Ended December 31, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	17,601	3,571	3,807	1,660	246	-	26,885

– intersegment	19	424	932	298	-	(1,673)	-

Sales – total	17,620	3,995	4,739	1,958	246	(1,673)	26,885

Freight, transportation and distribution [1]	-	402	552	224	(1)	(241)	936

Net sales	17,620	3,593	4,187	1,734	247	(1,432)	25,949

Cost of goods sold	13,017	1,581	2,580	1,590	220	(1,386)	17,602

Gross margin	4,603	2,012	1,607	144	27	(46)	8,347

Selling expenses (recovery)	3,306	10	26	6	(1)	(27)	3,320

General and administrative expenses	172	10	18	8	392	-	600

Provincial mining taxes	-	372	-	-	-	-	372

Share-based compensation expense	-	-	-	-	163	-	163

Foreign exchange loss, net of related derivatives	-	-	-	-	9	-	9

Gain on sale of investment in Profertil	-	-	-	-	(301)	-	(301)

Other expenses	123	26	32	33	207	27	448

Earnings (loss) before finance costs and income taxes	1,002	1,594	1,531	97	(442)	(46)	3,736

Depreciation and amortization	734	660	616	285	74	-	2,369

EBITDA	1,736	2,254	2,147	382	(368)	(46)	6,105

Restructuring costs	-	-	-	-	68	-	68

Share-based compensation expense	-	-	-	-	163	-	163

ARO/ERL related expenses for non-operating sites	-	-	-	-	2	-	2

Foreign exchange loss, net of related derivatives	-	-	-	-	9	-	9

Gain on sale of investment in Profertil	-	-	-	-	(301)	-	(301)

Adjusted EBITDA	1,736	2,254	2,147	382	(427)	(46)	6,046

1 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Twelve Months Ended December 31, 2024

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	17,832	3,008	3,327	1,610	195	-	25,972

– intersegment	-	370	807	278	-	(1,455)	-

Sales – total	17,832	3,378	4,134	1,888	195	(1,455)	25,972

Freight, transportation and distribution [2]	-	389	558	231	4	(226)	956

Net sales	17,832	2,989	3,576	1,657	191	(1,229)	25,016

Cost of goods sold	13,211	1,448	2,374	1,510	170	(1,227)	17,486

Gross margin	4,621	1,541	1,202	147	21	(2)	7,530

Selling expenses (recovery)	3,418	10	24	6	2	(25)	3,435

General and administrative expenses	191	12	22	14	405	-	644

Provincial mining taxes	-	255	-	-	-	-	255

Share-based compensation expense	-	-	-	-	37	-	37

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	360	-	360

Other expenses (income)	87	25	(135)	33	379	24	413

Earnings (loss) before finance costs and income taxes	590	1,239	1,096	94	(1,162)	(1)	1,856

Depreciation and amortization	771	609	589	290	80	-	2,339

EBITDA	1,361	1,848	1,685	384	(1,082)	(1)	4,195

Restructuring costs	-	-	-	-	47	-	47

Share-based compensation expense	-	-	-	-	37	-	37

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	35	-	35

ARO/ERL related expenses for non-operating sites	-	-	-	-	151	-	151

Foreign exchange loss, net of related derivatives	-	-	-	-	360	-	360

Adjusted EBITDA	1,696	1,848	1,880	384	(452)	(1)	5,355

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Three Months Ended December 31		Twelve Months Ended December 31
($ millions)	2025	2024	2025	2024
Retail sales by product line
Crop nutrients	1,512	1,528	7,285	7,211
Crop protection products	931	948	6,105	6,313
Seed	162	184	2,128	2,235
Services and other	254	228	944	918
Merchandise	226	230	875	897
Nutrien Financial	82	77	376	361
Nutrien Financial elimination [1]	(23)	(16)	(93)	(103)

	3,144	3,179	17,620	17,832

Potash sales by geography
Manufactured product

North America	278	245	1,727	1,719

Offshore [2]	514	342	2,264	1,658
Other potash and purchased products	-	-	4	1

	792	587	3,995	3,378

Nitrogen sales by product line
Manufactured product

Ammonia	319	376	1,218	1,232

Urea and ESN®	360	395	1,648	1,480

Solutions, nitrates and sulfates	424	339	1,641	1,300
Other nitrogen and purchased products [3]	137	33	232	122

	1,240	1,143	4,739	4,134

Phosphate sales by product line
Manufactured product

Fertilizer	362	309	1,275	1,237

Industrial and feed	177	157	661	627

Other phosphate and purchased products	4	5	22	24

	543	471	1,958	1,888

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 10) and includes provisional pricing adjustments for the three months ended December 31, 2025 of $3 million (2024 – $(3) million) and the twelve months ended December 31, 2025 of $48 million (2024 – $4 million).

3 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

Note 3 Impairment of assets

During the three and twelve months ended December 31, 2025, we assessed our assets for indicators of impairment. No impairment was recognized during the year.

Nitrogen

At December 31, 2025, circumstances within our Trinidad cash generating unit (CGU) presented an indicator of impairment. On October 23, 2025, the Trinidad nitrogen facility completed a controlled shutdown in response to port access restrictions imposed by Trinidad and Tobago’s National Energy Corporation and a lack of reliable and economic natural gas supply. As a result, we performed impairment testing on our Trinidad CGU, part of our Nitrogen segment. No impairment was recognized, as the recoverable amount of the Trinidad CGU exceeded its carrying amount. The recoverable amount was determined using a fair value less costs of disposal (“FVLCD”) methodology. The valuation was based on post-tax discounted cash flows using a 10-year projection and a 2.0% terminal growth rate discounted at a post-tax rate of 11.8%.

Unaudited

Goodwill impairment testing

As at December 31 ($ millions)	2025	2024
Goodwill by CGU or Group of CGUs
Retail – North America	7,006	6,961
Retail – Australia	587	539
Potash	154	154
Nitrogen	4,389	4,389
	12,136	12,043

During the three and twelve months ended December 31, 2025, we performed our annual impairment test on goodwill and did not identify any impairment.

In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on post-tax discounted cash flows (five-year or 10-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization (where applicable) and comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market information.

Retail – North America CGU

During our performance of our annual impairment test, the Retail – North America group of CGUs recoverable amount exceeded its carrying amount by $2.9 billion. Goodwill is more susceptible to impairment risk if there is an increase in the discount rate or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future as shown in the table below.

2025 Annual impairment testing	Key assumption used in impairment model	Change required for carrying amount to equal recoverable amount
Terminal growth rate (%)	2.3	1.8	Percentage point decrease
Discount rate [1] (%)	7.7	1.2	Percentage point increase
Forecasted EBITDA over forecast period ($ millions)	8,500	12	Percent decrease

1 The discount rate used in the previous measurement at October 1, 2024 was 7.3 percent.

Retail – Australia, Potash, and Nitrogen CGUs

The following table indicates the key assumptions used in testing the remaining groups of CGUs:

	Terminal growth rate (%)		Post-tax discount rate (%)
	2025	2024	2025	2024
Retail – Australia	2.5	2.6	7.6	7.9
Potash	2.0	2.5	7.3	6.3
Nitrogen	2.0	2.3	8.7	7.6

2024 Impairment of assets

In the twelve months ended December 31, 2024, we recorded the following non-cash impairment of assets in the condensed consolidated statements of earnings:

($ millions)		December 31, 2024
Segment	Category
Retail	Intangible assets	200
	Property, plant and equipment	120
	Other	15
Nitrogen	Property, plant and equipment	195
Impairment of assets		530

Unaudited

Note 4 Other expenses (income)

	Three Months Ended December 31		Twelve Months Ended December 31
($ millions)	2025	2024	2025	2024
Restructuring costs	46	47	68	47
Earnings of equity-accounted investees	(1)	(23)	(37)	(130)
Bad debt (recovery) expense	(3)	23	85	117
Project feasibility costs	39	26	108	92
Customer prepayment costs	13	12	63	58
Legal expenses	8	15	21	47
ARO/ERL related expenses (income) for non-operating sites [1]	9	(1)	2	151
Loss on natural gas derivatives not designated as a hedge	-	1	-	8
Loss related to financial instruments in Argentina	-	1	-	35
Insurance recoveries	-	(3)	(1)	(65)
Other expenses	66	31	139	53
	177	129	448	413

1 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Note 5 Income taxes

	Three Months Ended December 31		Twelve Months Ended December 31
($ millions, except as otherwise noted)	2025	2024	2025	2024
Actual effective tax rate on earnings (%)	21	33	24	40
Actual effective tax rate including discrete items (%)	22	42	25	38
Discrete tax adjustments that impacted the tax rate [1]	4	18	27	(13)

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 6 Investments

($ millions, except as otherwise noted)	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held (%)		Carrying Amount
			As at December 31, 2025	As at December 31, 2024	As at December 31, 2025	As at December 31, 2024
Equity-accounted investees
Profertil S.A. (“Profertil”)	Nitrogen producer	Argentina	-	50	-	349
Canpotex	Marketing and logistics of potash	Canada	50	50	-	-
Other associates and joint ventures					134	128
Total equity-accounted investees					134	477
Investments at FVTOCI
Sinofert Holdings Limited (“Sinofert”)	Fertilizer supplier and distributor	China/Bermuda	-	19	-	211
Other					10	10
Total investments at FVTOCI					10	221
Total investments					144	698

Unaudited

Equity-accounted investees

In 2025, as part of our strategic priority to simplify and focus, we entered into an agreement to sell our 50 percent equity ownership in Profertil, which had been classified as an equity-accounted investment. A deposit of $120 million was received from the purchaser on September 5, 2025. The sale closed on December 10, 2025 resulting in gross proceeds of $595 million and a gain of $301 million recorded in the consolidated statement of earnings within our Corporate and Others segment. This gain reflects the difference between the net proceeds and the carrying amount of the investment at the date of sale. The buyer remitted the applicable withholding tax on behalf of Nutrien, resulting in a $60 million non-cash transaction.

Investments at fair value through other comprehensive income

In 2025, as part of our strategic priority to simplify and focus, we fully divested our remaining equity ownership interest in Sinofert, which had been classified as a financial asset measured at fair value through other comprehensive income. Gross proceeds from the sale were $193 million and reflected the fair value of the investment at the date of derecognition. A fair value loss of $18 million related to the investment was recognized in other comprehensive income. Upon derecognition, the cumulative unrealized gain previously recognized in other comprehensive income of $27 million was reclassified to retained earnings.

Note 7 Financial instruments

Foreign currency derivatives

	Three Months Ended December 31		Twelve Months Ended December 31
($ millions)	2025	2024	2025	2024
Foreign exchange loss (gain)	7	(13)	(2)	14
Hyperinflationary loss [1]	-	12	-	97
(Gain) loss on foreign currency derivatives at fair value through profit or loss (“FVTPL”)	(16)	2	11	249
Foreign exchange (gain) loss, net of related derivatives	(9)	1	9	360

1 In 2025, the functional currency of our Argentina operations changed from the Argentine peso to the US dollar and was applied prospectively from the date of change, eliminating the need for hyperinflationary adjustments.

Our financial instruments carrying amounts are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $9,863 million and fair value of $9,476 million as at December 31, 2025. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 8 Debt

In 2025, we extended the maturity of our $4,500 million unsecured committed revolving term facility to September 4, 2030. We also extended the term of our unsecured committed revolving term credit facility to September 2, 2026 and reduced the facility limit from $750 million to $500 million.

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes repaid in 2025	3.000	April 1, 2025	500
Senior notes repaid in 2025	5.950	November 7, 2025	500
			1,000
Senior notes issued in 2025	4.500	March 12, 2027	400
Senior notes issued in 2025	5.250	March 12, 2032	600
			1,000

The senior notes issued in the twelve months ended December 31, 2025, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of outstanding senior notes is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

Unaudited

Note 9 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended December 31		Twelve Months Ended December 31

($ millions, except as otherwise noted)	2025	2024	2025	2024
Number of common shares repurchased for cancellation	2,540,498	2,905,718	9,829,408	3,944,903
Average price per share (US dollars)	58.76	47.02	55.94	47.31
Total cost, inclusive of tax	151	139	560	190

Subsequent to December 31, 2025, as of February 17, 2026, an additional 1,097,694 common shares were repurchased for cancellation at a cost of $73 million and an average price per share of $66.97.

On February 18, 2026, our Board of Directors approved a share repurchase program for up to five percent of our outstanding common shares. The 2026 normal course issuer bid, which is subject to the acceptance by the Toronto Stock Exchange, will expire after a 12-month period, if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Dividends declared

We declared a dividend per share of $0.545 (2024 – $0.54) during the three months ended December 31, 2025, payable on January 16, 2026 to shareholders of record on December 31, 2025.

On February 18, 2026, our Board of Directors declared and increased our quarterly dividend to $0.55 per share payable on April 16, 2026, to shareholders of record on March 31, 2026. The total estimated dividend to be paid is $265 million.

Note 10 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended December 31, 2025 were $50 million (2024 – $34 million) and the twelve months ended December 31, 2025 were $150 million (2024 – $146 million).

($ millions)	As at December 31, 2025	As at December 31, 2024
Receivables from Canpotex	279	122
Payables to Canpotex	63	66

Note 11 Accounting policies, estimates and judgments

Amendments to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments, issued in May 2024, describe the timing of recognition and derecognition for a financial asset or financial liability, including clarifying that a financial liability is derecognized on the settlement date. In addition to these clarifications, the amendments introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before the settlement date if specific conditions are met. These amendments will be effective January 1, 2026, and will not apply to comparative information. Nutrien has reviewed its banking procedures and assessed that the impact of the amendment is immaterial as at January 1, 2026.

IFRS 18, Presentation and Disclosure in Financial Statements, issued in April 2024, would replace IAS 1, Presentation of Financial Statements, and introduce new presentation requirements, including defined subtotals and enhances guidance on aggregation and disaggregation. IFRS 18 will be effective January 1, 2027, and will also apply to comparative information. We are reviewing the standard to determine the potential impact.